Exhibit 99.2

Deloitte.	Deloitte Touche Tohmatsu
Av. Pres. Wilson, 231
22° e 25° andares
20030-905 - Rio de Janeiro - RJ
Brasil

Tel.: +55 (21) 3981-0500
Fax: +55 (21) 3981-0600
www.deloitte.com.br

INDEPENDENT AUDITORS’ REPORT

To the Directors and Stockholders of

ALBRAS – Alumínio Brasileiro S.A.

Barcarena – PA

1.	We have audited the accompanying balance sheets of ALBRAS – Alumínio Brasileiro S.A. as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for the three-year period ended December 31, 2002 (all expressed in United States dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of ALBRAS – Alumínio Brasileiro S.A. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Rio de Janeiro, Brazil, January 17, 2003